Exhibit 99.3

Date: News Release: Ticker Symbols:	March 10, 2026 26-07 TSXV: MOON; NASDAQ: BMM

Blue Moon Closes C$1.3M Equity Financing

TORONTO, Ontario – March 10, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) is pleased to announce that, further to its news releases dated March 3 and March 6, 2026, regarding the previously announced financing with Leonhard Nilsen & Sønner AS and Hartree Partners, LP, both existing shareholders of the Company, the Company has issued 181,127 common shares for total gross proceeds of $1,305,563.41 (the “Financing”).

The Financing remains subject to final approval from the TSX Venture Exchange. No finder's fees were paid in connection with the Financing, and the common shares issued pursuant to the Financing are subject to a statutory 4-month and one day hold period. The proceeds from the Financing are expected to be used for underground development at the Company’s Nussir Project in Norway.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders include funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward- looking information (collectively "forward-looking information") within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

Without limiting the generality of the foregoing, this news release contains forward looking information pertaining to the following: the expected benefits and synergies from the Transaction; production estimates and growth in reserve and resources of the Springer Mine and Mill; successful operation of the Springer Mine and Mill; production estimates and growth in reserve and resources of the Springer Mine and Mill; successful operation of the Apex project; and the continued testing, exploration, mining and advancement of Blue Moon's operations across multiple jurisdictions; conversion of the Springer Mine and Mill to support Blue Moon mining operations; mineral price expectations; and other matters ancillary or incidental to the foregoing.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company's current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to: the inability of Blue Moon to complete and integrate the Transaction risks associated with the integration of Springer Mine and Mill operations and Apex project; risks associated with mining operations in Nevada and Utah; regulatory and permitting risks at the state and federal level including with respect to the development of the Blue Moon Mine; and management's ability to anticipate and manage the factors and risks referred to herein. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking information is based on certain key expectations and assumptions made by Blue Moon's management, including but not limited to: expectations concerning prevailing commodity prices; the ability to obtain, renew and extend permits as required; estimates of reserves and resources various sites; the integration of the Springer Mine and Mill operations: and the estimates or reserves and resources at Apex.

Any forward-looking information contained in this news release represents management's current expectations and are based on information currently available to management and are subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company's future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.